Pluscios Management LLC
Code of Ethics

A. General

This Code of Ethics is predicated on the principle that Pluscios Management LLC ("Pluscios" or the "firm"), as well as the firm's officers, directors, employees, and independent contractors (hereinafter collectively referred to as "personnel"), owes a fiduciary duty to its clients. It is the responsibility of all personnel to ensure that the firm conducts its business with the highest level of ethical standards and in keeping with its fiduciary duties to its clients.

The firm and its personnel must avoid activities, interests, and relationships that run contrary to (or appear to run contrary to) the best interests of clients. At all times, personnel will be mindful to:

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Place client interests ahead of the firm's. As a fiduciary, the firm will serve in its clients' best interests. In other words, neither the firm nor its personnel may benefit at the expense of its clients.

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Engage in personal investing that is in full compliance with this Code of Ethics and the firm's Policy Concerning the Use of Confidential and Inside Information ("Insider Trading Policy"). Personnel must review and abide by this Code of Ethics and the firm's Insider Trading Policy, copies of which are provided to all applicable personnel at the commencement of their relationship with the firm and at least annually thereafter.

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Avoid taking advantage of their position. Personnel must not accept investment opportunities, gifts, or other gratuities from individuals seeking to conduct business with the firm or on behalf of an advisory client, unless in compliance with the firm's policies.

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Maintain full compliance with federal securities laws. Personnel must abide by the standards set forth in Rule 204A-1 under the Advisers Act and maintain full compliance with all other applicable federal securities laws.

Any questions with respect to the firm's Code of Ethics should be directed to the firm's CIO or Chief Compliance Officer. As discussed in greater detail below, personnel must promptly report any violations of the Code of Ethics to the Chief Compliance Officer ("CCO"). The firm's CCO is Kelly Chesney

B. Guiding Principles & Standards of Conduct

All personnel will act with integrity, and in an ethical manner when dealing with clients, the public, prospects, and third-party service providers. The following set of principles frames the professional and ethical conduct that the firm expects from its personnel:

•	Act with integrity and in an ethical manner with the public, clients, prospective clients, and other personnel.

•	Place the integrity of the investment profession, the interests of clients, and the interests of the firm above one's own personal interests.

•	Adhere to the fundamental standard that one should not take inappropriate advantage of one's position.

•	Avoid any actual or potential material conflict of interest.

•	Conduct all personal securities transactions and activities in a manner consistent with this policy.

•	Comply with applicable provisions of federal and state securities laws and any related regulations.

D. Personal Security Transaction Policy

Rule 204A-1 under the Advisers Act requires all Access Persons to report, and the firm's Chief Compliance Officer or designee to review, their personal securities transactions and holdings periodically as provided below. Rule 204A-1 under the Advisers Act defines an "Access Person" as any supervised person:

•	who has access to nonpublic information regarding any client's purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any "Reportable Fund," as defined below; or

•	who is involved in making securities recommendations to clients; or

•	who has access to such recommendations that are nonpublic; and

•	the firm's directors and officers.

The CCO will advise personnel if they qualify as an Access Person.

A "Reportable Fund" is any fund (i) for which the firm serves as an investment adviser as defined in Section 2(a)(20) of the Investment Company Act of 1940; or (ii) whose investment adviser or principal underwriter controls the firm, is controlled by the firm, or is under common control with the firm. For these purposes, "control" has the same meaning as it does in Section 2(a)(9) of the Investment Company Act of 1940.

Access Persons are subject to this Personal Securities Transaction Policy and related procedures. Access Persons may not purchase or sell any security in which they have a beneficial interest unless the transaction complies with this Personal Securities Transaction Policy as set forth below.

D.1. Trade Pre-Clearance Procedures

Other than for participation in limited offerings and initial public offerings ("IPOs"), Access Persons shall not be required to obtain prior approval for personal trading activity. The CCO will review on a quarterly basis fund security transactions and the trading activity for the firm's employees to ensure, among other things, the current policy need not be modified from the current trade pre-clearance procedures. The CCO's reports will be reviewed by and, as necessary transactions approved by the firm's CFO.

D.2. Reportable Securities

The firm requires its Access Persons to provide periodic reports (see the Reporting section under this Codes of Ethics) regarding transactions and holdings in any security, except that Access Persons are not required to report the following exempted securities:

•	Direct obligations of the government of the United States

•	Bankers' acceptances, bank certificates of deposit, commercial paper, and high- quality short-term debt instruments, including repurchase agreements

•	Shares issued by money market funds

•	Shares issued by open-end funds other than reportable funds

Note: This exemption does not apply to shares of Reportable Funds. Access Persons must report any personal transaction in a Reportable Fund.

D.3. Reporting

To maintain compliance with Rule 204A-1 under the Advisers Act, the firm must collect the following three reports from its Access Persons that include transaction and holding information regarding the personal trading activities of the Access Persons.

D.3.a. Quarterly Transaction Reports

Access Persons shall be required to report all securities transactions that they have made in securities accounts during the quarter, as well as any new securities accounts that they have opened during the quarter. In order to fulfill this reporting requirement, Access Persons may instruct their broker-dealers, banks, and/or investment companies to send to the Chief Compliance Officer duplicate trade confirmations and/or account statements not later than 30 days after the end of each calendar quarter.

Transaction reports must include the following information:

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The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

•	The nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which the transaction was effected; and

•	The date the access person submits the report.

•	For new accounts, the date the account was established

Note: Access Persons are reminded that they must also report transactions and accounts of members of their immediate family, including spouse, children, and other members of the household, in accounts over which the Access Person has direct or indirect influence or control.

D.3.b. initial and Annual Holdings Reports

New Access Persons are required to report all of their securities and securities accounts not later than 10 days after becoming an employee of the firm. All holdings reports must contain information that is current as of a date not more than 45 days prior to the date the person becomes an employee.

Access Persons are required to provide the Chief Compliance Officer with a complete list of securities and securities accounts on an annual basis, or on or before February 14th of each year. The report shall be current as of December 31st

Access Persons are required to submit their brokerage/custodial statements to the Chief Compliance Officer in order to fulfill the initial and annual holding requirements. However, Access Persons must be certain that their brokerage/custodial statements include at a minimum:

•	This title and type of security;

•	As applicable depending on the type of security, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each security;

•	The name of any broker, dealer, investment company, or bank with which the Access Person maintains an account in which any security is held for the Access Person's direct or indirect benefit; and

•	The date in which the Access Person submits the report.

Note: Access Persons must report their beneficial interest in any securities accounts, regardless of the types of securities that are held in the securities account. The Chief Compliance Officer must be made aware of all securities accounts owned by Access Persons.

D.3.c. Exceptions from Reporting Requirements

There are limited exceptions from certain of the three reporting requirements noted above. Specifically, Access Persons are not required to comply with the following:

•	Quarterly transaction reporting for any transactions effected pursuant to an automatic investment plan.

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Any of the three reporting requirements with respect to securities held in securities accounts over which applicable Access Persons had no direct or indirect influence or control. Note, however, that the Chief Compliance Officer may request that the Access Person provide documentation to substantiate that

•	such Access Person had no direct or indirect influence or control over the securities account (e.g., investment advisory agreement, etc.).

The Chief Compliance Officer will determine on a case-by-case basis whether an account qualifies for either of the aforementioned exceptions.

E. Trading and Review

The firm's Personal Securities Transaction Policy is designed to not only ensure its technical compliance with Rule 204A-1, but also to mitigate any potential material conflicts of interest associated with Access Persons' personal trading activities. Accordingly, the firm will closely monitor Access Persons' investment patterns to detect abuses.

The firm strictly forbids "front-running" client accounts, which is a practice generally understood to be Access Persons personally trading ahead of client accounts. If the firm discovers that one of its Access Persons is personally trading contrary to the policies set forth above, the Access Person shall meet with the Chief Compliance Officer to review the facts surrounding the transactions.

F. Reporting Violations and Remedial Actions

The firm takes the potential for conflicts of interest caused by personal investing very seriously. As such, the firm requires its Access Persons to promptly report any violations of the Code of Ethics to the Chief Compliance Officer. The Chief Compliance Officer is aware of the potential matters that may arise as a result of this requirement and shall take action against any Access Person that seeks retaliation against another for reporting violations of the Code of Ethics.

If any violation of the firm's Personal Securities Transaction Policy is determined to have occurred, the Chief Compliance Officer may impose sanctions and take such other actions including, without limitation, the following:

• Requiring that the trades in question be reversed

• Requiring the disgorgement of profits or gifts

• Issuing a letter of caution or warning

•	Issuing a suspension of personal trading rights or suspension of employment (with or without compensation)

•	Imposing a fine

•	Making a civil referral to the SEC

•	Making a criminal referral

•	Terminating employment for cause

•	Any combination of the foregoing

All sanctions and other actions taken shall be in accordance with applicable employment laws and regulations. Any profits or gifts forfeited shall be paid to the applicable client(s), if any, or given to a charity, as the Chief Compliance Officer shall determine is appropriate.

G. Undue Influence

Access Persons shall not cause or attempt to cause any advisory client to purchase, sell, or hold any security in a manner calculated to create any personal benefit to such Access Person. If an Access Person stands to benefit from an investment decision for an advisory client that the Access Person is recommending or participating in, the Access Person must disclose to those persons with authority to make investment decisions for the advisory client the full nature of the beneficial interest that the Access Person has in that security, any derivative security of that security or the security issuer, where the decision could create a material benefit to the Access Person or the appearance of impropriety. The person to whom the Access Person reports the interest, in consultation with the Chief Compliance Officer, must determine whether or not the Access Person will be restricted in making investment decisions with respect to the subject security.

H. Compliance Certification

The firm is required to provide a copy of the Code of Ethics and amendments thereto to all personnel; and all personnel shall sign a certificate promptly upon becoming employed or otherwise associated with the firm, and annually thereafter, that evidences their receipt of this Code of Ethics and any amendments thereto. In addition, all Access Persons shall submit a complete report of their securities holdings. Annually in the month of January, all personnel will again be required to certify compliance on the Code of Ethics Certification.

I. Recordkeeping The firm shall maintain:

•	A copy of the Code of Ethics that is in effect, or at any time within the past five years was in effect, must be maintained in an easily accessible place;

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A record of any violation of the Code of Ethics, and of any action taken as a result of the violation, must be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs;

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A copy of each report made by an Access Person must be maintained for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;

•	A record of all persons, currently or within the past five years, who are or were required to make reports must be maintained in an easily accessible place; and

• A record of any decision, and the reasons supporting the decision, to pre-approve investments in IPOs and Limited Offerings for at least five years after the end of the fiscal year in which the approval is granted.

J. Responsibility

The Chief Compliance Officer and/or designee(s) will be responsible for administering the Personal Securities Transaction Policy. All questions regarding the policy should be directed to the Chief Compliance Officer.

Date: November 30, 2012